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ITEM 77I- TERMS OF NEW OR AMENDED SECURITIES

At a March 30, 2005 Board meeting, the Board of Trustees of ING Variable Insurance Trust approved the establishment of ING GET U.S. Core Portfolio-Series 10-12, as three new series of ING Variable Insurance Trust.